Filed by Kroll Inc. pursuant to Rule 425
                       of the Securities Act of 1933 and deemed filed pursuant
                      to Rule 14a-12 under the Securities Exchange Act of 1934
                                           Subject Company: Factual Data Corp.
                                                 Commission File No. 000-24205


The following is a press release disseminated by Kroll Inc. and Factual Data Corp. on August 19, 2003


              Kroll Inc. and Factual Data Corp. Set Exchange Ratio

NEW YORK and LOVELAND, COLO. August 19, 2003 -- Kroll Inc. (NASDAQ: KROL) and Factual Data Corp. (NASDAQ: FDCC) announced today that the companies have set the exchange ratio for the stock portion of the consideration to be paid by Kroll in its pending acquisition of Factual Data at 0.1497 of a share of Kroll common stock for each share of Factual Data common stock. The exchange ratio reflects a volume weighted average price of Kroll's common stock of $23.3842 for the measurement period, which ended at the close of trading August 18, 2003. In addition to the stock portion, Factual Data shareholders will receive $14.00 in cash for each share of Factual Data common stock.

Kroll's acquisition of Factual Data has already received the necessary regulatory approvals and will be voted upon by the shareholders of Factual Data at a special meeting on Thursday, August 21, 2003. The parties expect to close promptly following the special meeting, provided Factual Data's shareholders approve the acquisition and that all other conditions to the acquisition are satisfied.

About Factual Data Corp.
------------------------
Factual Data Corp. (NASDAQ: FDCC) provides a wide range of customized information services to businesses across the United States that assist them in making critical decisions, such as determining whether to make a mortgage or other loan, offer employment, accept new residents, or enter into a business relationship. Factual Data specializes in providing customized mortgage credit reports and other mortgage related services, consumer credit reports, employment screening, resident screening, and commercial credit reports. Factual Data's customers include mortgage lenders and independent mortgage brokers, consumer lenders, employers, property managers, and other business customers desiring information regarding creditworthiness and other matters. Factual Data is an industry leader in delivering its service offerings over the Internet and in utilizing technology and customer service to provide its services with the speed, reliability, accuracy and customization that industry participants increasingly demand. Factual Data markets its services through its website, www.factualdata.com, and nationally through offices located in major metropolitan areas. For more information visit www.factualdata.com.

About Kroll:
------------
Kroll Inc. (NASDAQ: KROL), the world's leading independent risk consulting company, provides a broad range of investigative, intelligence, financial, security and technology services to help clients reduce risks, solve problems and capitalize on opportunities. Headquartered in New York with more than 60 offices on six continents, Kroll has a multidisciplinary corps of more than 2,000 employees and serves a global clientele of law firms, financial institutions, corporations, non-profit institutions, government agencies and individuals. Kroll has five core business groups: (1) Corporate Advisory & Restructuring Services, which provides corporate restructuring, operational turnaround, strategic advisory services, financial crisis management, and corporate finance services; (2) Consulting Services, which provides investigations, intelligence, forensic accounting, litigation support and valuation services; (3) Technology Services, which provides data recovery, electronic discovery and computer forensics services and software; (4) Background Screening Services, which provides employee and vendor background investigations, substance abuse testing, and identity fraud solutions; and (5) Security Services, which provides security engineering and consulting, crisis and emergency management, and protective services and training. For more information, please visit: www.krollworldwide.com.


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On July 21,2003, in connection with the proposed acquisition of Factual Data by
Kroll, Kroll and Factual Data filed a definitive proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") regarding the proposed transaction. Shareholders of Factual Data and other investors are urged to read the definitive proxy statement/prospectus because it contains important information about Kroll, Factual Data and the transaction. On July 23, 2003, the definitive proxy statement prospectus was mailed to shareholders of Factual Data seeking their approval of the proposed transaction. Shareholders and other investors may obtain a free copy of the proxy statement/prospectus when it is available at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Kroll or Factual Data.

Factual Data and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Factual Data in favor of the transaction. Information regarding the interests of Factual Data's officers and directors in the transaction is set forth in the proxy statement/prospectus. Information about the directors and executive officers of Factual Data and their ownership of Factual Data common stock is set forth in Factual Data's definitive proxy statement filed with the SEC on April 1, 2003.

FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements with respect to the acquisition that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, projected results of operations, cash position, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include risks that are described in the definitive proxy statement/prospectus with respect to the acquisition filed with the SEC and other risks that are described from time to time in Kroll's Annual Report on Form 10-K for the year ended December 31, 2002 and in Factual Data's Annual Report on Form 10-K for the year ended December 31, 2002. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, actual results could differ materially from their respective expectations in these statements.



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CONTACTS:
For Kroll Inc.                                  For Factual Data Corp.
--------------                                  ----------------------
Phil Denning                                    Daena Lee
Manager, Investor Relations                     Investor Relations Specialist
Tel: 212-833-3469                               Tel: 970-663-5700, ext. 243